As confidentially submitted to the Securities and Exchange Commission on July 15, 2013.

This Amendment No. 1 to the draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Five Prime Therapeutics, Inc.

(Exact name of registrant as specified in its charter)

Delaware	2834	26-0038620
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Two Corporate Drive

South San Francisco, California 94080

(415) 365-5600

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Lewis T. Williams

President and Chief Executive Officer

Five Prime Therapeutics, Inc.

Two Corporate Drive

South San Francisco, California 94080

(415) 365-5600

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Laura A. Berezin Jon Layman Hogan Lovells US LLP 525 University Avenue Palo Alto, California 94301 (650) 463-4000	Francis W. Sarena Senior Vice President, General Counsel & Secretary Five Prime Therapeutics, Inc. Two Corporate Drive South San Francisco, California 94080 (415) 365-5600	David G. Peinsipp Charles S. Kim Andrew S. Williamson Cooley LLP 101 California Street San Francisco, California 94111 (415) 693-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer (Do not check if a smaller reporting company) ☒	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED	PROPOSED MAXIMUM AGGREGATE OFFERING PRICE (1)	AMOUNT OF REGISTRATION FEE (2)
Common Stock, $0.001 par value per share	$	$

(1)

Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended, and includes the offering price of shares of common stock that the underwriters have an option to purchase to cover over-allotments, if any.

(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

Five Prime Therapeutics, Inc. is submitting this Amendment No. 1 to its draft registration statement on Form S-1 (the “Draft Registration Statement”) to submit certain exhibits to the Draft Registration Statement as indicated on the Index to Exhibits. Parts I and II of the Draft Registration Statement are unchanged and have therefore been omitted.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of South San Francisco, in the State of California, on this      day of                 , 2013.

FIVE PRIME THERAPEUTICS, INC.

By:
Lewis T. Williams, M.D., Ph.D. Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

SIGNATURE	TITLE	DATE

Lewis T. Williams, M.D., Ph.D.	Chief Executive Officer, President and Director (Principal Executive Officer)	, 2013

Marc L. Belsky	Vice President, Finance (Principal Financial and Accounting Officer)	, 2013

Brian G. Atwood	Chairman of the Board	, 2013

Franklin M. Berger	Director	, 2013

Fred E. Cohen, M.D., D.Phil.	Director	, 2013

R. Lee Douglas	Director	, 2013

Peder K. Jensen, M.D.	Director	, 2013

Mark D. McDade	Director	, 2013

INDEX TO EXHIBITS

EXHIBIT NUMBER	EXHIBIT DESCRIPTION

1.1*	Form of Underwriting Agreement.

3.1**	Amended and Restated Certificate of Incorporation of the company, as currently in effect.

3.2**	Amended and Restated Bylaws of the company, as currently in effect.

3.3**	Amended and Restated Certificate of Incorporation of the company, to be in effect immediately prior to the completion of this offering.

3.4**	Amended and Restated Bylaws of the company, to be in effect immediately prior to the completion of this offering.

4.1*	Specimen Common Stock Certificate of the company.

4.2**	Form of Warrant to purchase Series A Convertible Preferred Stock.

4.3**	Warrant to purchase Series A Convertible Preferred Stock issued to General Electric Capital Corporation, dated as of January 26, 2004.

5.1*	Opinion of Hogan Lovells US LLP.

10.1**	Seventh Amended and Restated Investor Rights Agreement by and among the company and the investors named therein, dated as of April 16, 2012.

10.2+**	2002 Equity Incentive Plan.

10.3+**	Form of Option Agreement under 2002 Equity Incentive Plan.

10.4+**	2010 Equity Incentive Plan.

10.5+**	Form of Option Agreement under 2010 Equity Incentive Plan.

10.6+**	2013 Omnibus Incentive Plan.

10.7+**	Form of Incentive Stock Option Agreement under 2013 Omnibus Incentive Plan.

10.8+**	Form of Non-Qualified Option Agreement under the 2013 Omnibus Incentive Plan.

10.9+**	Offer Letter Agreement by and between the company and Aron M. Knickerbocker, dated as of September 4, 2009.

10.10+**	Offer Letter Agreement by and between the company and Francis W. Sarena, dated as of December 2, 2010.

10.11+**	Executive Severance Benefits Agreement by and between the company and Lewis T. Williams, dated as of April 19, 2007.

10.12+**	Executive Severance Benefits Agreement by and between the company and Aron M. Knickerbocker, dated as of December 30, 2009.

10.13+**	Amendment No. 1 to the Executive Severance Benefits Agreement by and between the company and Aron M. Knickerbocker, effective December 5, 2012.

10.14+**	Executive Severance Benefits Agreement by and between the company and Francis W. Sarena, dated as of February 18, 2011.

10.15+**	Amendment No. 1 to the Executive Severance Benefits Agreement by and between the company and Francis W. Sarena, effective May 8, 2013.

10.16+**	Form of Indemnification Agreement between the company and each of its directors.

10.17†	Research Collaboration and License Agreement by and between the company and UCB Pharma S.A., dated as of March 14, 2013.

EXHIBIT NUMBER	EXHIBIT DESCRIPTION

10.18†	License and Collaboration Agreement by and between the company and Human Genome Sciences, Inc., dated as of March 16, 2011.

10.19†	Respiratory Diseases Research Collaboration and License Agreement by and between the company and Glaxo Group Limited, dated as of April 11, 2012.

10.20*†	Amendment No. 1 to the Respiratory Diseases Research Collaboration and License Agreement by and between the company and Glaxo Group Limited effective April 11, 2012, dated as of August 9, 2012.

10.21†	Research Collaboration and License Agreement by and between the company and GlaxoSmithKline LLC, dated as of July 29, 2010.

10.22*†	Amendment No. 1 to the Research Collaboration and License Agreement by and between the company and GlaxoSmithKline LLC effective July 29, 2010, dated as of May 17, 2011.

10.23†	Exclusive License Agreement by and between the company and Galaxy Biotech, LLC, dated as of December 22, 2011.

10.24†	Exclusive License Agreement between the company and the Regents of the University of California, effective September 7, 2006.

10.25**	Lease by and between the company and Britannia Biotech Gateway Limited Partnership, dated March 22, 2010.

10.26**	Sublease by and between the company and AMGEN SF, LLC, dated March 22, 2010.

21.1**	Subsidiaries of the company.

23.1**	Consent of Independent Registered Public Accounting Firm.

23.2*	Consent of Hogan Lovells US LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included on the signature page to this registration statement).

*	To be filed by amendment.
**	Previously submitted.

+	Indicates a management contract or compensatory plan.

†	Registrant has requested confidential treatment for certain portions of this exhibit. This exhibit omits the information subject to this confidentiality request. Omitted portions have been filed separately with the Securities and Exchange Commission.